SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1997
                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                       For the transition period from to
                         Commission File Number _______



                           A. Full title of the plan:
                             SHAW INDUSTRIES, INC.
                            RETIREMENT SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             SHAW INDUSTRIES, INC.
                                P.O. Drawer 2128
                           Dalton, Georgia 30722-2128

                              Shaw Industries, Inc.
                             Retirement Savings Plan

                       Financial Statements and Schedules
                        as of December 31, 1997 and 1996
                                  Together With
                                Auditors' Report

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

     Statement  of  Net  Assets   Available   for  Plan   Benefits,   With  Fund
     Information--December 31, 1997

     Statement  of  Net  Assets   Available   for  Plan   Benefits,   With  Fund
     Information--December 31, 1996

     Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information, for the Year Ended December 31, 1997


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

     Schedule   I:   Item   27a--Schedule   of   Assets   Held  for   Investment
     Purposes--December 31, 1997

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Shaw Industries, Inc.
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits, with fund information of SHAW INDUSTRIES, INC. RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP



Chattanooga, Tennessee
June 1, 1998


                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997



                                                                            Participant-Directed

                                                          Stable          Large
                                                           Value         Company       Balanced          Bond
                                                           Fund        Stock Fund        Fund            Fund
ASSETS:
   Investments:
     Cash equivalents ..............................   $ 17,836,502   $          0   $          0   $          0
     Investments, at fair value (Notes 2 and 3):
       Mutual funds ................................     10,418,449     77,735,001     42,058,908      3,127,350
       Company stock fund ..........................              0              0              0              0
     Investments, at contract value (Notes 2 and 3):
       Group annuity insurance contracts ...........     92,133,317              0              0              0
                                                       ------------   ------------   ------------   ------------
          Total investments ........................    120,388,268     77,735,001     42,058,908      3,127,350
                                                       ------------   ------------   ------------   ------------
   Receivables:
     Employee contributions ........................        342,307        177,917        106,817         12,478
     Employer contributions ........................         76,651         68,025         41,518          4,637
     Interest and dividend income ..................         16,106              0              0              0
                                                       ------------   ------------   ------------   ------------
          Total receivables ........................        435,064        245,942        148,335         17,115
                                                       ------------   ------------   ------------   ------------
          Total assets .............................    120,823,332     77,980,943     42,207,243      3,144,465

LIABILITIES:
   Refunds payable to participants .................         58,703        207,470        129,401          7,762
                                                       ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .............   $120,764,629   $ 77,773,473   $ 42,077,842   $  3,136,703
                                                       ============   ============   ============   ============


                                                                            Participant-Directed

                                                        International     Small          Shaw
                                                           Company        Company       Industries
                                                          Stock Fund     Stock Fund     Stock Fund      Total

   Investments:
     Cash equivalents ..............................   $          0   $          0   $     36,867   $ 17,873,369
     Investments, at fair value (Notes 2 and 3):
       Mutual funds ................................      6,097,766     29,598,752              0    169,036,226
       Company stock fund ..........................              0              0      5,229,657      5,229,657
     Investments, at contract value (Notes 2 and 3):
       Group annuity insurance contracts ...........              0              0              0     92,133,317
                                                       ------------   ------------   ------------   ------------
          Total investments ........................      6,097,766     29,598,752      5,266,524    284,272,569
                                                       ------------   ------------   ------------   ------------
   Receivables:
     Employee contributions ........................         28,627        113,380         26,608        808,134
     Employer contributions ........................         10,527         44,477         10,323        256,158
     Interest and dividend income ..................              0              0            197         16,303
                                                       ------------   ------------   ------------   ------------
          Total receivables ........................         39,154        157,857         37,128      1,080,595
                                                       ------------   ------------   ------------   ------------
          Total assets .............................      6,136,920     29,756,609      5,303,652    285,353,164

LIABILITIES:
   Refunds payable to participants .................         29,702        109,386         18,751        561,175
                                                       ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .............   $  6,107,218   $ 29,647,223   $  5,284,901   $284,791,989
                                                       ============   ============   ============   ============


         The accompanying notes are an integral part of this statement.



                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996


                                                                     Participant-Directed

                                                         Stable        Large
                                                          Value        Company      Balanced
                                                          Fund       Stock Fund      Fund            Total

ASSETS:
   Investments:
      Cash equivalents ..............................  $ 18,501,421   $         0    $          0  $ 18,501,421
      Investments, at fair value (Notes 2 and 3):
         Mutual funds ...............................     9,771,970    77,992,166    27,453,769     115,217,905
      Investments, at contract value (Notes 2 and 3):
         Group annuity insurance contracts ..........    99,500,201             0             0      99,500,201
                                                       -------------  ------------  -----------    -------------
          Total investments .........................   127,773,592    77,992,166    27,453,769     233,219,527
                                                       -------------  ------------  -----------    -------------
   Receivables:
      Employee contributions ........................       244,056        78,984        51,899         374,939
      Employer contributions ........................       100,545        33,738        20,982         155,265
      Interest and dividend income ..................        23,737       787,398            52         811,187
                                                       -------------  ------------  -----------    -------------
           Total receivables ........................       368,338       900,120        72,933       1,341,391
                                                       -------------  ------------  -----------    -------------
           Total assets .............................   128,141,930    78,892,286    27,526,702     234,560,918

LIABILITIES:
   Refunds payable to participants ..................       331,383       253,097       167,631         752,111
                                                       -------------  ------------  -----------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS ..............  $127,810,547   $78,639,189   $27,359,071    $233,808,807
                                                       =============  ============  ===========    =============


         The accompanying notes are an integral part of this statement.


                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                      Participant-Directed

                                              Stable         Large
                                              Value         Company       Balanced            Bond
                                              Fund         Stock Fund       Fund              Fund

ADDITIONS:
   Investment income:
      Net appreciation (depreciation) in
         fair value of investments ....  $    (295,951)  $  15,985,460   $   3,746,742  $      94,095
      Interest and dividends ..........      8,426,908       3,548,446       3,194,331        158,031
                                         -------------   -------------   -------------  -------------
           Total investment income ....      8,130,957      19,533,906       6,941,073        252,126
                                         -------------   -------------   -------------  -------------
   Contributions:
      Employee contributions ..........      9,630,604       7,152,869       4,551,736        581,800
      Employer contributions ..........      4,528,747       2,795,514       1,835,918        193,169
                                         -------------   -------------   -------------  -------------
           Total contributions ........     14,159,351       9,948,383       6,387,654        774,969
                                         -------------   -------------   -------------  -------------
           Total additions ............     22,290,308      29,482,289      13,328,727      1,027,095
                                         -------------   -------------   -------------  -------------
DEDUCTIONS:
   Administrative expenses ............        722,664         158,838          92,330          6,298
   Benefit payments to participants ...     12,889,533       5,613,097       3,001,090        140,892
                                         -------------   -------------   -------------  -------------
           Total deductions ...........     13,612,197       5,771,935       3,093,420        147,190
                                         -------------   -------------   -------------  -------------
INTERFUND TRANSFERS ...................    (15,724,029)    (24,576,070)      4,483,464      2,256,798
                                         -------------   -------------   -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS ........     (7,045,918)       (865,716)     14,718,771      3,136,703

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year
                                           127,810,547      78,639,189      27,359,071              0
                                         -------------   -------------   -------------  -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year
                                         -------------   -------------   -------------  -------------
                                         $ 120,764,629   $  77,773,473   $  42,077,842  $   3,136,703
                                         =============   =============   =============  =============


                                                      Participant-Directed

                                         International      Small             Shaw
                                            Company        Company         Industries
                                           Stock Fund     Stock Fund       Stock Fund       Total

ADDITIONS:
   Investment income:
      Net appreciation (depreciation) in
         fair value of investments ....  $    (434,833)  $  (2,766,132)  $    (707,722) $  15,621,659
      Interest and dividends ..........        651,064       1,385,202         104,085     17,468,067
                                         -------------   -------------   -------------  -------------
           Total investment income ....        216,231      (1,380,930)       (603,637)    33,089,726
                                         -------------   -------------   -------------  -------------
   Contributions:
      Employee contributions ..........      1,223,936       5,911,183       1,112,661     30,164,789
      Employer contributions ..........        431,777       2,210,974         443,393     12,439,492
                                         -------------   -------------   -------------  -------------
           Total contributions ........      1,655,713       8,122,157       1,556,054     42,604,281
                                         -------------   -------------   -------------  -------------
           Total additions ............      1,871,944       6,741,227         952,417     75,694,007
                                         -------------   -------------   -------------  -------------
DEDUCTIONS:
   Administrative expenses ............         12,849          73,737          11,117      1,077,833
   Benefit payments to participants ...        245,389       1,579,535         163,456     23,632,992
                                         -------------   -------------   -------------  -------------
           Total deductions ...........        258,238       1,653,272         174,573     24,710,825
                                         -------------   -------------   -------------  -------------
INTERFUND TRANSFERS ...................      4,493,512      24,559,268       4,507,057              0
                                         -------------   -------------   -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS ........      6,107,218      29,647,223       5,284,901     50,983,182

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year
                                                     0               0               0    233,808,807
                                         -------------   -------------   -------------  -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year
                                         -------------   -------------   -------------  -------------
                                         $   6,107,218   $  29,647,223   $   5,284,901  $ 284,791,989
                                         =============   =============   =============  =============



         The accompanying notes are an integral part of this statement.

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996



  1. DESCRIPTION AND ADMINISTRATION OF THE PLAN

     The following description of the Shaw Industries, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     General

     The Plan was adopted by the board of directors of Shaw Industries, Inc. (the "Company") effective April 1, 1986. The Plan was formed under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") as a defined contribution, tax-exempt profit-sharing/savings plan. Eligible plan members make tax-deferred contributions to the Plan, and the Company matches these employee contributions on a percentage basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended ("ERISA").

     Employees are eligible to participate on the January 1, April 1, July 1, or October 1 coinciding with or following the date they complete one year of service with the Company.

     Contributions

     Under the terms of the Plan, a participant may defer up to 15% of his annual salary, subject to certain IRC limits on pretax deferrals. The Company matches 50% of the participant's contribution up to 5% of his salary and 25% on contributions greater than 5% up to 15%. For the retail business unit, the Company matches 25% of the participant's contribution up to 15% of his salary.

     Participant contributions are deducted from payroll and, as directed by the participants, are deposited in any combination of several investment options, as long as the allocations to each of the options are in 5% increments. The Company's contributions are directed in the same manner as the employee's contribution.

     Participant Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as an allocation of investment income and administrative expenses.

     Net investment income of each fund is determined separately by the Plan's trustees and is allocated to the members of that fund in the same proportion that the value of their accounts in the fund bears to the total value of all accounts in that fund.

     Vesting and Benefit Distribution

     Participants are 100% vested and have nonforfeitable interests in their contributions and subsequent investment growth. Employees must have at least three years of company service in order to be vested in the company matching contributions unless the Plan is terminated, in which case employees are fully vested. Upon death, permanent disability, retirement at age 65, retirement at age 62 with five years of service, or termination of employment, the balance in the participant's account will be paid in cash to the participant or his designated beneficiary. Payment will be made either in a lump sum or in installments over a period not to exceed ten years, at the option of the participant. The Plan has established a provision for participants to make withdrawals from their accounts under certain "hardship" conditions if approved by the plan administrator.

     Forfeitures

     Forfeitures of nonvested company matching contributions are used to reduce company matching contributions. Unutilized forfeitures at December 31, 1997 and 1996 were $184,853 and $1,862, respectively.

     Plan Termination

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.


  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

     Basis of Accounting

     The accompanying financial statements and schedules are presented on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the net assets available for plan benefits and the changes therein. Actual results could differ from these estimates.

     Investment Valuation and Fund Composition

     The Plan's assets are held by a bank-administered trust and are invested in seven funds: the Stable Value Fund (formerly the Guaranteed Fund), the Large Company Stock Fund (formerly the Investment Fund), the Balanced Fund, the Bond Fund, the International Company Stock Fund, the Small Company Stock Fund, and the Shaw Industries Stock Fund. Investments of the trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value based on quoted market prices. Fully benefit-responsive GICs are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. At December 31, 1997, the weighted average crediting interest rate was 5.71%. For the year ended December 31, 1997, the annual yield on the GICs was 8.47%. The fair value of the investment contracts as of December 31, 1997 and 1996 was approximately $91,650,527 and $100,523,808, respectively.

     The Stable Value Fund (formerly the Guaranteed Fund) is invested, at the direction of the Plan's administrative committee, in contracts with insurance companies, in contracts with banks, or in one or more mutual funds which invest solely in interest-bearing obligations. This investment option has the lowest level of risk and the lowest anticipated long-term rate of return. At present, the Stable Value Fund is invested in interest-bearing contracts with major, top-rated insurance companies and in one mutual fund.

     The Large Company Stock Fund (formerly the Investment Fund) does not guarantee a fixed rate of return. It is primarily invested in the Vanguard Institutional Index Fund. This mutual fund invests in common stocks and similar equity securities. Investment income on the account's transactions is reinvested. The fund is valued at its proportionate share of the market value of the account's underlying investments at the financial statement date.

     The Balanced Fund does not guarantee a fixed rate of return. It is primarily invested in the Dodge & Cox Balanced Fund. This mutual fund invests in a combination of common stocks and fixed income securities. Investment income on the account's transactions is reinvested. The fund is valued at its proportionate share of the market value of the account's underlying investments at the financial statement date.

     The Bond Fund is primarily invested in the Dodge & Cox Income Fund. This fund invests the majority of its assets in various debt obligations issued or guaranteed by the U.S. government or other investment-grade securities.

     The International Company Stock Fund is invested primarily in the Templeton Foreign Fund. This fund invests the majority of its assets in stocks and bonds of companies and governments outside the United States in order to achieve long-term capital growth. It maintains a flexible investment policy and can invest in both developed and underdeveloped foreign countries.

     The Small Company Stock Fund invests primarily in the Parkstone Small Capitalization Institutional Fund. This fund seeks to achieve long-term growth of capital investing in the stocks of small capitalization companies.

     The Shaw Industries Stock Fund is invested in the shares of Shaw Industries, Inc. stock. Plan participants are limited to investing a maximum of 25% of their existing account balance or current deferral election in this fund.

     The net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits reflects both realized and unrealized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

     Tax Status

     The Internal Revenue Service issued a determination letter dated September 25, 1996 stating that the Plan was designed in accordance with applicable IRC requirements as of June 24, 1994. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

     Administrative Expenses

     Administrative expenses include trustee, record-keeping, and legal fees, all of which are paid by the Plan.


  3. INVESTMENTS

     The  trustee  of  the  Plan  held  the  Plan's   investments  and  executed
     transactions therein. Plan investments at December 31, 1997 and 1996 which represent 5% or more of the Plan's investments are as follows:

                                                      1997

     State Street Bank & Trust Company short-term
        investment ..............................  $17,836,502
     Vanguard Institutional Index Fund ..........   77,735,001
     Dodge & Cox Balanced Fund ..................   42,058,908
     Parkstone Small Capitalization Institutional   29,598,752
        Fund
     Principal Mutual Life Insurance Company,
        guaranteed investment contract, 5.5%, due
        December 29, 2000 .......................   14,733,800



                                                      1996

     Nations Cash Reserves, money market fund ... $18,501,421 Prudential Insurance Company, guaranteed
        investment contract, 5.5%, June 30, 1998    14,857,380
     Principal Mutual Life Insurance Company,
        guaranteed investment contract, 5.5%, due
        December 29, 2000 .......................   12,699,267
     Continental Assurance, guaranteed investment
        contract, 7.18%, due December 31, 1998 ..   12,893,377
     Vanguard Institutional Index Fund ..........   77,992,166
     Dodge & Cox Balanced Fund ..................   27,453,769


  4. RECONCILIATION TO FORM 5500

     As of December 31, 1997 and 1996,  the Plan had  $934,420  and  $2,837,552,
     respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996:

                                                                             Net Assets
                             Benefits Payable to        1997
                                Participants           Benefits    Available for Plan Benefits
                             1997          1996          Paid          1997           1996

Per financial
   statements ......      $       0    $         0  $ 23,632,991  $ 284,791,989  $ 233,808,807
1997 amounts pending
   distribution to
   participants ....        934,420              0       934,420       (934,420)             0
1996 amounts pending
   distribution to
   participants ....              0      2,837,552    (2,837,552)             0     (2,837,552)
                          ----------   ------------ ------------- -------------- --------------
Per Form 5500 ......      $ 934,420    $ 2,837,552  $ 21,729,859  $ 283,857,569  $ 230,971,255
                          ==========   ============ ============= ============== ==============


  5. SUBSEQUENT EVENTS

     On February 9, 1998, the Company commenced a "dutch auction" tender offer to acquire up to approximately 10,600,000 shares of its common stock, representing approximately 8.1% of its currently outstanding shares. Under the terms of the offer, the Company's shareholders, including plan participants, could tender their shares at a price within a range of $11 to $14 per share for a period of 20 business days. In addition, the Company announced that no further cash dividends would be paid in fiscal 1998 subsequent to the quarterly dividend on February 27, 1998 to shareholders of record on February 16, 1998.

     Effective June 1, 1998, all funds invested in the Parkstone Small Capitalization Institutional Fund will be liquidated and invested in the Lazard Small Capitalization Fund.

     Effective July 1, 1998, a Mid Capitalization Fund will be added as a new investment fund. The new fund, PIMCO Mid Capitalization Growth Fund, invests in equity securities of U.S. based Companies with market capitalization between $1 billion and $5 billion.

                                                                      SCHEDULE I

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997


  Face Amount                                                                                                              Current
   or Units                    Identity of Issuer and Description of Asset                                    Cost          Value

   17,836,502  *  State Street Bank & Trust Company Short-Term Investment                                $  17,836,502  $ 17,836,502
    1,044,980     Van Kampen Merritt Prime Rate Income Trust                                                10,493,735    10,418,449
    3,026,076     John Hancock Life Insurance Company, guaranteed investment contract, 5.5%, due August      3,026,076     3,026,076
                     1, 2000
    6,722,353     Life Insurance Company of Virginia, guaranteed investment contract, 6.9%, due              6,722,353     6,722,353
                     December 31, 2001
    6,723,545     Security Life of Denver, guaranteed investment contract, 6.98%, due June 28, 2002          6,723,544     6,723,544
    7,525,040     Allstate Life, guaranteed investment contract, 5.5%, due July 1, 1999                      7,525,040     7,525,040
   10,856,327     Allstate Life, guaranteed investment contract, 5.5%, due January 4, 2000                  10,856,327    10,856,327
    5,812,500     Commonwealth Life, guaranteed investment contract, 5.5%, due June 28, 1999                 5,812,500     5,812,500
    9,670,041     Commonwealth Life, guaranteed investment contract, 5.5%, due June 30, 1998                 9,670,041     9,670,041
    6,909,560     Continental Assurance, guaranteed investment contract, 5.5%, due December 31, 1998         6,909,560     6,909,560
    8,886,893     Metropolitan Life, guaranteed investment contract, 5.5%, due June 29, 2001                 8,886,893     8,886,893
    3,025,984     John Hancock Life Insurance Company, guaranteed investment contract, 5.5%, due August      3,025,984     3,025,984
                     1, 2000
    6,587,261     Prudential Insurance Company, guaranteed investment contract, 5.5%, due December 31,       6,587,261     6,587,261
                     1998
   14,733,800     Principle Mutual Life Company, guaranteed investment contract, 5.5%, due December 29,     14,733,800    14,733,800
                     2000
    1,653,938     Prudential Insurance Company, guaranteed investment contract, 5.5%, due June 30, 1998      1,653,938     1,653,938
      258,887     Dodge & Cox Income Fund                                                                    3,038,244     3,127,350
      629,813     Dodge & Cox Balanced Fund                                                                 35,656,419    42,058,908
      867,966     Vanguard Institutional Index Fund                                                         61,830,151    77,735,001
      612,841     Templeton Foreign Fund                                                                     6,518,818     6,097,766
       36,867  *  State Street Bank Money Market Fund                                                           36,867        36,867
      449,863  *  Shaw Industries, Inc. common stock                                                         5,947,609     5,229,657
    1,135,792     Parkstone Small Capitalization Institutional Fund                                         31,960,722    29,598,752
                                                                                                          ------------- ------------
                                                                                                          $265,452,384  $284,272,569
                                                                                                          ============= ============

                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


                ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                             Purchases
                                                  -------------------------------------
                                                                          Current Value
                                                                           of Asset on
Identity of Party Involved and Description          Number of   Purchase    Transaction
                     of Asset                     Transactions   Price        Date

*    Nations Cash Reserves, money market fund           252   $35,288,511   $35,288,511
*    State Street Bank & Trust Co. ..........            50    26,653,018    26,653,018
     Prudential Insurance Company,
        guaranteed investment contract, .....            13       485,025       485,025
        5.5%, due June 30, 1998
     Parkstone Small Capitalization .........            77    37,743,002    37,743,002
        Institutional Fund
     Vanguard Institutional Index Fund ......            75    14,593,626    14,593,626
     Dodge & Cox Balanced Fund ..............            80    13,358,102    13,358,102



                                                                       Sales
                                                  -------------------------------------------------------------------
                                                                                        Current Value
                                                                                          of Asset on       Realized
                                                   Number of     Selling      Cost of      Transaction         Gain
                                                  Transactions    Price        Assets          Date           (Loss)

*    Nations Cash Reserves, money market fund           262   $53,789,931   $53,789,931   $53,789,931   $         0
*    State Street Bank & Trust Co. ..........            41    10,816,516    10,816,516    10,816,516             0
     Prudential Insurance Company,
        guaranteed investment contract, .....             1    13,688,468    13,688,468    13,688,468             0
        5.5%, due June 30, 1998
     Parkstone Small Capitalization .........            44     5,207,065     5,611,245     5,207,065      (404,180)
        Institutional Fund
     Vanguard Institutional Index Fund ......            45    31,623,591    30,559,641    31,623,591     1,063,950
     Dodge & Cox Balanced Fund ..............            42     2,499,734     2,039,725     2,499,734       377,644





                        *Represents a party-in-interest.

               (a)Represents a transaction or a series of transactions in excess of 5% of the current value of plan assets as of the beginning of the year.

         The accompanying notes are an integral part of this schedule.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS








As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 1, 1998, included in this annual report of Shaw Industries, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 1997, into the Plan's previously filed Registration Statement No. 333-17303.


/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP





Chattanooga, Tennessee
June 25, 1998

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Shaw Industries, Inc. Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                  SHAW INDUSTRIES, INC.
                                                  RETIREMENT SAVINGS PLAN


                                                  /s/ KENNETH G. JACKSON
                                                  -------------------------
                                                  Kenneth G. Jackson
                                                  Savings Plan Committee


June 25, 1998